EXHIBIT 24

Power of Attorney

Each of the undersigned hereby constitutes and appoints Kristina M. Humphries as his or her attorney-in-fact to execute on his or her behalf, individually and in his or her capacity as an officer and director of HKN, Inc. (the “Company”), and to file any documents referred to below relating to the Annual Report on Form 10-K to be filed with the Securities and Exchange Commission; and any and all amendments thereto, with all exhibits and documents required to be filed in connection therewith.

The undersigned further grants unto such attorney-in-fact full power and authority to perform each and every act necessary to be done in order to accomplish the foregoing as fully as he himself might do.

IN WITNESS WHEREOF, each of the undersigned has executed this power of attorney as of the 3rd day of March 2015.

/s/ Michael M. Ameen, Jr.
Michael M. Ameen, Jr.

/s/ Dr. J. William Petty
Dr. J. William Petty

/s/ H. A. Smith
H. A. Smith

/s/ Mikel D. Faulkner
Mikel D. Faulkner